December 9, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Danny Crawford

Re:	NextCure, Inc. Registration Statement on Form S-3 File No. 333-291809

Acceleration Request
Requested Date: December 11, 2025
Requested Time: 4:00 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NextCure, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 4:00 P.M., Eastern Time, on December 11, 2025, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

Please contact Nick DeAngelis of Sidley Austin LLP at (214) 969-3563 with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Very truly yours,

/s/ Michael Richman
Michael Richman
Chief Executive Officer
NextCure, Inc.

cc:	Michael Richman, NextCure, Inc. Asher Rubin, Sidley Austin LLP Istvan A. Hajdu, Sidley Austin LLP Nick DeAngelis, Sidley Austin LLP